SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Joint Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

47973J102

(CUSIP Number)

November 11, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. identification number (entity only)	Fred Gerretzen
2	Check the appropriate box if a member of a group	(a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization	United States
	Number of shares beneficially owned by each reporting person with:
5	Sole voting power	1,228,200
6	Shared voting power
7	Sole dispositive power	1,228,200
8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person	1,228,200
10	Check if the aggregate amount in Row (9) excludes certain shares	[ ]
11	Percent of class represented by amount in Row (9)	12.6%
12	Type of reporting person	IN

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Item 1(a). Name of Issuer:

The name of the issuer is The Joint Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The issuer’s principal executive offices are located at 16767 N. Perimeter Drive, Suite 240, Scottsdale, Arizona 85260.

Item 2(a). Name of Person Filing:

The person filing this schedule is Fred Gerretzen.

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of the person filing this schedule is:

Fred Gerretzen

3173 Laramie Drive

Atlanta, Georgia 30339

Item 2(c). Citizenship

Mr. Gerretzen is a citizen of the United States.

Item 2(d). Title of Class of Securities

Common Stock, par value $.001 per share

Item 2(e). CUSIP Number

47973J102

Item 3. If this statement is filed pursuant to §§ 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

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(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the time of institution: not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

The 1,228,200 shares of the common stock of The Joint Corp. for which this schedule is filed consist of (i) 427,200 shares held by The Joint Franchise Co., LLC, a limited liability company which is wholly-owned by The Joint Interest Holder Trust, of which Dr. Gerretzen is the trustee; (ii) 534,000 treasury shares subject to a purchase option that is immediately exercisable; and (iii) 267,000 shares owned directly by Dr. Gerretzen.

(b) Percent of class:

12.6%

The percentages in this schedule were calculated on the basis of 9,723,933 shares outstanding, which is the number of shares outstanding as of December 10, 2014 as reported by the issuer in its quarterly report on Form 10-Q filed on December 22, 2014.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	1,228,200
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	1,228,200
(iv)	Shared power to dispose of to direct the disposition of:	0

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Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 9, 2015.

/s/ Fred Gerretzen
Fred Gerretzen

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